Exhibit 99.1

London, April 15, 2021

ROYAL DUTCH SHELL PLC

NOTICE OF 2021 ANNUAL GENERAL MEETING AND SHELL ENERGY TRANSITION STRATEGY

•	Virtual attendance and participation enabled for the Annual General Meeting (“AGM”)
•	Shareholders encouraged to vote in advance of the AGM, but voting is also enabled during the meeting
•	Board requests support for energy sector’s first shareholder advisory vote on an energy transition strategy

Today, Royal Dutch Shell plc (“Shell”) posted notice of its AGM (the “Notice”), which can be viewed and downloaded from www.shell.com/agm. The Notice states that the AGM is scheduled to be held at Shell headquarters, at Carel van Bylandtlaan 16, 2596 HR, The Hague, The Netherlands at 10:00 (Dutch time) on Tuesday May 18, 2021.

In addition, Shell publishes its Energy Transition Strategy which can also be downloaded in pdf format from www.shell.com/agm.

AGM 2021

At the time of drafting the Notice, both the Dutch and UK Governments have banned public gatherings with strict exceptions. We continue to believe that these restrictions, even if eased ahead of our AGM, significantly restrict our ability to safely and effectively plan and hold an AGM with shareholders physically present.

Accordingly, the technical venue of the Company’s AGM will be at our headquarters location at Carel van Bylandtlaan 16, 2596 HR The Hague, The Netherlands. However, in order to protect public safety and prevent the spread of the coronavirus, physical attendance at the meeting will be strictly limited to the Chair, the Chief Executive Officer, the Chief Financial Officer and the Company Secretary. Unfortunately, that necessarily means that physical attendance will not be allowed for any shareholders, including their proxy representatives.

Arrangements for the 2021 AGM

This year our AGM will be webcast, allowing two ways shareholders can follow the proceedings in the comfort and safety of their homes: i) simply watching the webcast; or ii) attending and participating in the webcast by registering through an electronic platform ("virtually attending"). Shareholders who wish to simply watch the webcast should log on to www.shell.com/AGM/webcast and follow the online instructions. Shareholders that want to vote or ask questions at the meeting, should access the virtual meeting.

Shareholders wanting to access the meeting virtually should refer to the materials sent to them. Those holding shares via an intermediary, should contact that intermediary for further information.

Shareholders are encouraged to register in the “Keep up to date with Shell” section of the Shell website at www.shell.com/investors to receive the latest AGM news.

Shareholder questions

Our AGM normally provides an opportunity for shareholders to ask questions about the business set out in the Notice and to raise other matters about the business of the Company. This year we are planning a question and answer session during the AGM with those shareholders attending virtually. Instructions about how to ask a question will be provided to shareholders once the meeting has been accessed on May 18, 2021. Further information can also be found on pages 20 and 23 of the Notice of Meeting, available on our website at www.shell.com/agm.

Shell Board requests support for energy sector’s first shareholder advisory vote on an energy transition strategy

Today also marks the publication of Shell’s Energy Transition Strategy, which has been published for submission to a shareholder advisory vote at the 2021 AGM. The document is published simultaneously with the Notice of Meeting and shall be deemed to be incorporated in, and form part of, the Notice of Meeting.

The publication of Shell’s Energy Transition Strategy follows detailed conversations with shareholders and describes Shell’s energy transition strategy as we work towards becoming a net-zero emissions energy business by 2050, in step with society’s progress towards the goal of the UN Paris Agreement on climate change, including our emissions targets. The report aims to help investors and wider society gain a better understanding of how we are addressing the risks and opportunities of the energy transition.

We are the first energy company to submit our energy transition strategy to shareholders for an advisory vote and will be publishing an update every three years until 2050. Every year, starting in 2022, we will also seek an advisory vote on our progress towards our plans and targets. The vote is purely advisory and will not be binding on shareholders.

Although the Shell Energy Transition Strategy is included in this announcement, we recommend you view the online PDF of the document, which is available at www.shell.com/agm.

Voting

It is as important as ever that shareholders cast their votes in respect of the business of the AGM. We strongly encourage our shareholders to submit their proxy voting instructions ahead of the meeting. Any advance voting must be done by completing a proxy form or submitting proxy instructions electronically. We strongly encourage you vote as early as possible.

If appointing a proxy, shareholders are strongly encouraged to appoint the “Chair of the meeting” to ensure their appointed proxy is present and can vote on their behalf.

Shareholder presentation, London

In prior years we have held a Shareholder Presentation in London, two days after the AGM. For the reasons outlined in the Notice of Meeting, we have again deemed it necessary to cancel this event.

We recognise that some of our shareholders value this opportunity to engage in person with the Board, and like us, they may consider this news most unwelcome. However, we must consider safety first, and the changes we are making in these continuing exceptional circumstances have been made to protect our people and those that may have attended this event.

We hope that our shareholders who typically attend this presentation take the alternative opportunity to join our AGM virtually.

National Storage Mechanism

In accordance with the Listing Rules, a copy of each of the documents below have been submitted to the National Storage Mechanism and are/will be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

•	Annual Report and the Form 20-F for the year ended December 31, 2020
•	Notice of the 2021 Annual General Meeting
•	Shell Energy Transition Strategy
•	Notice of Availability of Shareholder Documents
•	Proxy Form relating to the 2021 Annual General Meeting

The Annual Report and the Form 20-F for the year ended December 31, 2020 can also be viewed and downloaded from the Company’s website: www.shell.com/annualreport.

Printed copies of the Notice and associated documents will be despatched to those shareholders who have elected to receive paper communications.

DISCLAIMER

Cautionary Note

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this report “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this report refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

This report contains certain following forward-looking Non-GAAP measures such as adjusted earnings. We are unable to provide a reconciliation of these forward-looking Non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those Non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of the company, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Royal Dutch Shell plc’s consolidated financial statements.

As used in this report, “Accountable” is intended to mean: required or expected to justify actions or decisions. The Accountable person does not necessarily implement the action or decision (implementation is usually carried out by the person who is Responsible) but must organise the implementation and verify that the action has been carried out as required. This includes obtaining requisite assurance from Shell companies that the framework is operating effectively. “Responsible” is intended to mean: required or expected to implement actions or decisions. Each Shell company and Shell-operated venture is responsible for its operational performance and compliance with the Shell General Business Principles, Code of Conduct, Statement on Risk Management and Risk Manual, and Standards and Manuals. This includes responsibility for the operationalisation and implementation of Shell Group strategies and policies.

This report contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “milestones”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell plc’s Form 20-F for the year ended December 31, 2020 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this report and should be considered by the reader. Each forward-looking statement speaks only as of the date of this report, April 15, 2021. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this report.

Past performance cannot be relied on as a guide to future performance. The content of websites referred to in this report do not form part of this report and are provided only for the convenience of the reader.

Linda M. Coulter
Company Secretary

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LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
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